September 23, 2011

Brian K. Bhandari
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Grupo Casa Saba, S.A.B. de C.V.
Form 20F/A for Fiscal Year Ended
Filed July 5, 2011
File No. 001-12632

Dear Mr. Bhandari,

Together with this letter, Grupo Casa Saba, S.A.B. de C.V. (the “Company”) is electronically filing Amendment No. 2 (“Amendment No. 2”) to our Annual Report on Form 20-F for the year ended December 31, 2010, File No. 001-12632 (“2010 Annual Report on Form 20-F”).  Amendment No. 2 reflects revisions made in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”)  in your comment letter dated September 9, 2011 (the “Comment Letter”).

The Company believes that the revised disclosure in Amendment No. 2 is responsive to the Staff’s comments in the Comment Letter.

In connection with this response, the Company acknowledges that:

(i)   The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

(ii)   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

(iii)  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at +(52 55) 5284-6672 or David Mercado of Cravath, Swaine & Moore LLP at +44 (0)20 7453 1060 if you have any questions regarding this letter or Amendment No. 2.  Thank you for your consideration of this filing.

Very truly yours,

By:	/s/ Gabriel Saba D’jamus
Name:	Gabriel Saba D’jamus
Title:	Chief Executive Officer
Date:	September 23, 2011

Copies w/o encls. to:

Raj Rajan
Tia Jenkins
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

David Mercado
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker St
London EC2Y 9HR